Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
November 3, 2022
Via EDGAR
Ms. Melissa McDonough
Mr. Raymond Be
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: Principal Funds, Inc. (the “Registrant”)
Registration Statement on Form N-14
Pursuant to the Securities Act of 1933
Registration No. 333-267729
Dear Ms. McDonough and Mr. Be,
On behalf of the Registrant, this letter responds to Ms. McDonough’s accounting comments communicated to me by telephone on October 18, 2022 and Mr. Be’s legal comments communicated to me by telephone on November 1, 2022. The Registrant will make changes in response to your comments in the Registrant’s Definitive Filing on Form 497 for the Proxy Statement/Prospectus related to the reorganization of the Principal Funds, Inc. – Principal LifeTime 2010 Fund (the “Acquired Fund”) into the Principal Funds Inc. – Principal LifeTime Strategic Income Fund (the “Acquiring Fund”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement, unless otherwise defined herein.
Comment 1. With respect to the Annual Fund Operating Expenses table on page 11, please confirm in correspondence that the expenses noted represent the current fees of the Funds as required under Item 3 of Form N-14.
    Response: Confirmed.
Comment 2. With respect to the Capitalization table on pages 18 and 19. Please confirm in correspondence that that there have been no material changes since the date of the table (August 31, 2022) that would be required to be reflected in such table.
    Response: Confirmed.
Comment 3. In the Statement of Additional Information, please include the information required under Rule 6-11(d) of Regulation S-X.
    Response: The required information has been added.
Comment 4. In the “INFORMATION INCORPORATED BY REFERENCE”, please correct reference to the October 31, 2022 financial statements to refer to the October 31, 2021 financial statements.
    Response: Confirmed.

Legal Comments
Comment 5. In the letter to shareholders, there is a statement that the Reorganization, “… may be expected to afford shareholders of the Acquired Fund, on an ongoing basis, greater prospects for growth and efficient management.”. Please clarify what is meant by, “greater prospects for growth”.
Response: The Registrant has removed the statement regarding , “greater prospects for growth” from the filing to avoid confusion.
Comment 6. In the section titled “Board Consideration of the Reorganization”, there is a statement that the board considered, “information regarding the Funds’ investment performance and risk-return profiles”. Please elaborate as to what the Board considered given the Acquired Fund has had better recent investment performance.
Response: Additional disclosure has been added.
Please call me at 515-235-9328 if you have any questions.
Sincerely,
/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel and Assistant Secretary, Registrant

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